Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On May 13, 2026, an interview of Ryan Cohen, Chairman and CEO of GameStop Corp., by Piers Morgan was published. An unofficial transcript of the interview is below.

“

Piers Morgan

Legions of fanatical followers are not something normally associated with CEOs, but rebel entrepreneur Ryan Cohen is no ordinary suit. Cohen is the boss of GameStop, the once-ailing bricks-and-mortar video game store which became a ten billion dollar business as the original meme stock.

He made global headlines this month by launching an audacious fifty-five billion dollar bid for eBay, and his first interview since that bid was emphatically rejected, well he now joins me. Well, welcome, Ryan Cohen, to Uncensored.

Ryan Cohen

Nice to see you.

Piers Morgan

So, you pulled off this extraordinary move where you made this gigantic bid for eBay, one of the biggest tech firms in the world. You tried to buy it and people immediately said , “Well, where’s the money going to come from?” And I want to play a clip from an interview you did with CNBC that went a bit viral when you seemed to struggle to give the answer. Maybe we can get some clarity.

Let’s take a look.

CNBC Squawk Box – 5.4.26

Andrew Sorkin

I’m just trying to understand where the rest of the money would come from.

Ryan Cohen

It’s half cash, half stock.

Andrew Sorkin

I hear you. I’m just saying that math doesn’t get you to the price that you’re offering.

Becky Quick

Ryan, that’s a pretty straightforward question. I don’t get it. Like, where’s the rest of the money coming from? Andrew laid it out pretty clearly.

Ryan Cohen

I don’t understand your question. We’re offering half cash, half stock, and we have the ability to issue stock in order to get the deal done. But the full details of the offer are on our website.

Piers Morgan

So they seemed a bit baffled, to be honest, Ryan, as did some other people. So Michael Burry, famous of course for the depiction of him and his shorting in The Big Short after the 2008 global financial crisis. He sold his entire position in your company GameStop immediately after that interview. He said never confuse debt for creativity.

He called the potential deal a road to capitalist hell. So look, you’ve got the opportunity now in a very uncensored environment to clarify things. First of all, were you surprised by the reaction to your CNBC interview and not least Michael Burry immediately selling his entire position?

Ryan Cohen

I was surprised by their lack of understanding of the structure because it’s very simple. It’s half cash, it’s half stock. We have the ability to issue stock. Essentially, the eBay shareholders are going to continue owning eBay except it’s going to be run by an owner / operator as opposed to an entrenched management team that has zero invested and zero skin in the game.

And the other half of the structure, we’ve got nine billion of cash on our balance sheet and our bankers have advised us that they feel confident in our ability to raise 20 billion. So, it’s a straightforward deal, but you know, it was it was too complicated for them on CNBC.

Piers Morgan

Yeah, I mean look, they I know those guys at CNBC, they’re extremely smart when it comes to business. They seemed completely baffled and didn’t think your maths added up. You make it sound very simple. Why are they so bemused?

Ryan Cohen

I don’t know. Maybe they spent too much time in college or something. I have zero idea.

Piers Morgan

Michael Burry is no fool. I’m sure you’d agree with that. He was the guy that predicted the crash in 2008. They made a movie about him. Is he completely wrong as well? Why has he just bailed out completely following that interview?

Ryan Cohen

You’d have to ask him. I can’t speak for him. There’s going to be leverage, more leverage than he likely anticipated. But I don’t want to run a leveraged business and I feel very good about our prospects to cut $2 billion of costs out of the business and likely a lot more than that. And so, but I can’t speak for Michael.

Piers Morgan

I mean, look, I’m you’re obviously extremely smart business guy. You’ve made billions doing what you do, and we’ll come to some of the things you’ve done. So I’m not, you know, I’m not putting myself on your level at all here. But the CNBC people aren’t stupid, nor is Michael Burry. And the general reaction has been one of severe doubts that you can finance this deal in the way that you are making sound so simple. What do you say to everyone who doesn’t think this adds up?

Ryan Cohen

Well, first of all, in terms of skepticism, there’s always been a lot of skepticism around GameStop. It’s a business that was highly shorted, and everyone was betting against it. And it should have gone bankrupt many times over and it didn’t and now it’s highly profitable. Chewy, there was a lot of skepticism going head to head against Pets.com and then competing against Amazon. In this case, it’s less about back to old financing and it’s more about dealing with an entrenched board and management team that, ultimately if this transaction goes through, they rejected it, and overall they were right.

It’s not attractive to them because if this deal goes through, the board that made four million dollars in director fees last year is kaput and they’re gone. And the management team that’s making hundreds of millions of dollars in risk-free compensation and has never, the CEO has never invested a dollar of his own money since being CEO. So, that’s the problem, and the problem is we need to go, you know, we need to deal with the owners of the business as opposed to a management team and board that has perverse financial incentives and they’re just employees. It’s a paycheck. They’re not the owners.

Piers Morgan

The eBay response from their chairman Paul Pressler in a letter to you was, “ We have concluded that your proposal is neither credible nor attractive.” And they laid out six factors affecting their decision. One, eBay’s standalone prospects. They said eBay will do better going it alone. Two, the uncertainty regarding your financing proposal, in other words, they don’t think you have enough money via GameStop. The impact of your proposal on eBay’s long-term growth and profitability, in other words, concerns for the future success of the company due to the talk of cuts. The leverage, operational risks, and leadership structure of the combined entity. In other words, you might damage eBay in the long term by combining it with GameStop and poor management. The resulting implications of these factors on valuation, you might make eBay less valuable due to your management style and GameStop’s governance and executive incentives. In other words, they don’t think you’re fit to run eBay. What is your kind of overall response to the eBay management team?

Ryan Cohen

I’m not like them. I’m an owner / operator. I’m not one of the country club executives that get recruited through these professional agencies. So, my incentives are aligned with maximizing shareholder value. And the way to do that at any company is to make the business stronger and much more profitable. So, I mean they’re gonna throw up every single one of these excuses. The bottom line is we offered shareholders a 46% premium to when we originally started buying it, and they didn’t even take me up on my offer to meet with them.

And they did all this BS stuff with their advisors and issued a public press release but didn’t set up a meeting with me. So, ultimately it’s up to the owners of the business. They’re just in the way.

Piers Morgan

But on the specific point that people who are criticizing this have made, my understanding is the cash part of the offer is expected to be funded by, as you’ve illustrated, a combination of cash and liquid investments on your balance sheet at GameStop, which totaled $9.4 billion as of January 31st this year, and third-party acquisition financing, with up to $20 billion in debt financing from TD Securities. Now, people have said that with GameStop currently valued at $10.69 billion, assuming GameStop’s providing all its stock for the deal, you’re looking at a $16 billion shortfall. So purely, for viewers who don’t want to get too much in the weeds, that is the weeds of this and why people are skeptical. To that specific point, what do you say?

Ryan Cohen

Well, there’s dilution. But there’s two kinds of dilution. There’s dilution that’s dilutive to earnings per share, and there’s dilution that’s accretive to earnings per share. So ultimately, this is not the first scenario where a smaller business has combined with a larger business. Ultimately, here what’s changing is the management team and the board. And it would be run by me as opposed to a bunch of professional directors.

Piers Morgan

And you want eBay ultimately, as you’ve put it, to be a legitimate competitor to Amazon. So, obviously they operate in a similar kind of marketplace way. What would be the first things you do? I mean, Polymarket at the moment, the prediction market has a 16% possibility that you will still acquire eBay. So clearly and certainly from your rhetoric in this interview, you’re not giving up at all in your pursuit of it. If you were to get your hands on it, what would be the things you would immediately do to try and be more competitive with Amazon?

Ryan Cohen

Well when I say Amazon, it’s not going head-to-head in first-party large categories like consumables. eBay is the place where you go to buy a rare pen or a trading card or something like that. Amazon is the place where you go to buy phone chargers. So it’s not to beat Amazon at its own game. When I say when I say Amazon, it’s building something that’s much larger. And I believe that the business, I don’t believe, I would make the business much, much more profitable again by getting rid of the bloat and running it more like a family business as opposed to a gigantic corporation and moving much more quickly, and focusing going deep into other categories like live commerce where eBay has not been able to compete and has all of the assets in order to compete. And there’s a lot of other categories where eBay could do a lot better.

They’re spending, by the way, they’re spending over 50% of their revenues on operating expenses and the website still looks like it did in 1995. So, it’s a great business. And if you look at the financial performance of the company over the past five years, it’s done terribly. And if you look at since the financial crisis, there’s been a lot of competition in e-commerce by way of from the Shopify’s of the world, to social commerce, to Amazon, and yet eBay is still there in spite of having a really shitty management team. So, I love the asset. It’s run by a bunch of losers, and it’s something that can be a lot more successful if it was run by an owner that’s an entrepreneur that has not just a much larger vision, but knows how to run a business and make a lot of money and cares because I have my own money on the line.

Piers Morgan

You sound ...

Ryan Cohen

I don’t like the management team. I don’t like the board of directors, and I have such disdain for these people that make hundreds of thousands, to tens of millions of dollars in risk-free compensation. And everything is done in in the name of corporate governance and all stuff like that, but they don’t give a crap about shareholders.

Piers Morgan

You’re sounding a little bit like Elon Musk. Would you take that as a compliment?

Ryan Cohen

I mean, Elon has made history multiple times. He’s one of the greatest entrepreneurs of our time.

Piers Morgan

Do you know him? Do you speak to him?

Ryan Cohen

We’ve messaged but we don’t have a personal relationship.

Piers Morgan

And what about Jeff Bezos? I mean, the moment he hears someone say “We’re going to compete with Amazon,” he might take a view of “We’re going to crush you.” What would you say if he decides to try and crush you?

Ryan Cohen

We went head-to-head against Amazon selling 30-pound bags of pet food and we did okay. And he’s no longer running the business, so that’s okay. Competition is good, but eBay has a moat and they’re not going head-to-head against Amazon. And my vision is not to go head-to-head against Amazon. It’s to run eBay and to make it a much better, more profitable, larger eBay. And it’s something that should be worth a lot more than it’s than it’s worth, because it can grow a lot more and it’s going to make a lot a lot more money.

Piers Morgan

If you type your name into Google, there are lots of variants of Ryan Cohen, a genius, Ryan Cohen, a half-wit, and everything in between. You’ve probably seen it all yourself. You’ve probably Googled yourself like all good public figures. For viewers who are not familiar with your story, you founded an e-commerce pet food company called Chewy. And it did fantastically well. You sold it for $3.35 billion dollars in 2017.

Conversely, you had a 10% stake in Bed Bath and Beyond in March 2022. You called for changes at the company as you are doing now with eBay. You sent shares up as much as 70%. Five months later, you disclosed you’d sold your stake and the shares spiraled. So, people look at the first one and think genius, second one think sharp operator, can we really trust him? What would you say to people that have that view of you?

Ryan Cohen

I’ve done two things: I built and was the CEO of Chewy and I’m the CEO of GameStop. So, those are the companies where I was involved personally building and running those companies. In terms of other stuff and investments in Bed Bath, I wasn’t running that business. That was again a professional management team that remarkably ran a business that was a great business into the ground very, very, very quickly. And it’s remarkable what they did. Not in a good way, but they ran the business to the ground and they were buying back stock while losing hundreds of millions of dollars. So, but I wasn’t running that business.

Piers Morgan

There are lots of top business people who were on Air Force One with President Trump flying to Beijing where there’s expected to be a lot of activity in the next few days. Obviously you weren’t on the plane. Would you like to have been? Because I understand you are quite a supporter of Donald Trump.

Ryan Cohen

I am, but I am focused on running GameStop and I’m focused on taking over eBay.

Piers Morgan

Have you spoken to Donald Trump at all about any of this?

Ryan Cohen

I have not.

Piers Morgan

Do you anticipate doing so?

Ryan Cohen

I don’t know. I mean, if it’s appropriate and it makes sense. Right now, I’m dealing with a bunch of professionals that are in the way.

Piers Morgan

You’re sounding quite pumped up and ruthless, Ryan. I mean, if the eBay executives are watching this, should they be quivering in their overpay bloated boots?

Ryan Cohen

They’re going to do whatever they need to do to protect their jobs. I understand. It’s survival, it’s a paycheck for them, but I want to run that business. I’m passionate about e-commerce. That’s my core competency. And I want to make it a much larger business.

So, I would like for them to engage with me constructively, as opposed to giving me a BS response and not really understanding the components of the deal because it’s attractive to shareholders and that’s their job is to be a fiduciary of money that really, they’re not the owners. They’re far from the owners. They don’t they don’t invest their own money. They’re milking it. So, they have a job to do the best for shareholders and engage on this and if they don’t, then we’ll do whatever we need to do.

Piers Morgan

I mean, that sounds almost mafioso.

Ryan Cohen

It’s business.

Piers Morgan

Polymarket, as I said, have you at 16% to be successful in acquiring eBay. What would you put the percentage at?

Ryan Cohen

What did they say the odds of Trump winning the presidency were?

Piers Morgan

Probably the first time less than 16% at the end actually.

Ryan Cohen

If we asked them going head-to-head against Amazon selling 30-pound bags or turning around GameStop for that matter actually. I mean, everyone in the mainstream media, most investors were betting against GameStop. And look at the financial performance of the company. It went from losing hundreds of millions of dollars to now it’s making hundreds of millions of dollars. And everyone makes fun of GameStop, no one takes it seriously. All of Wall Street wrote it off, but it’s a real business. It’s not a good— it’s not like eBay. It’s not a great business. It’s physical retail, it’s tough, dealing with a lot of headwinds, but skepticism is okay. It’s good. It’s normal.

Piers Morgan

Do you have a favorite GameStop meme yourself?

Ryan Cohen

There’s a lot of them, and there’s a lot of funny ones.

Piers Morgan

Well Ryan, it’s good to talk to you. It’s going to be fascinating to see what happens. And I’ll send your regards to the CNBC guys, who I’m sure will be most entertained by your description of them. But thank you very much indeed for joining me.

Ryan Cohen

Yes, definitely. Nice talking to you.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s preliminary proxy statement for the 2026 Annual Meeting of Stockholders, which was filed with the SEC on May  11, 2026 (the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March  24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 25,000 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”), and has further entered into the long-side of a series of American-style put/call option transactions (the “Put/Call Pairs”), expiring February 23, 2028, with a financial institution counterparty that provide economic exposure to a further 23,176,000 shares of Common Stock. The Put/Call Pairs are only settleable in cash until such time as GameStop has provided the financial institution counterparty with reasonable evidence that all applicable filings have been made and any applicable waiting periods have expired or approvals have been received, as applicable, under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act Condition”). Following the satisfaction of the HSR Act Condition, the Put/Call Pairs are settleable either in cash or in shares of Common Stock at the option of the exercising party. On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay shareholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a definitive proxy statement for GameStop’s Board of Directors for election at the 2026 Annual Meeting and in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of

eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals (including under the Hart-Scott-Rodino Antitrust Improvements Act); failure to obtain required shareholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.